Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
	2009	2008
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$62,182	$31,471
Fixed charges (net of interest capitalized)	9,448	8,947
Distribution of earnings from unconsolidated affiliates	—	—

Total Earnings	$71,630	$40,418

Fixed Charges and Preference Dividends
Interest expense	$8,155	$7,666
Interest capitalized	—	—
Amortization of premiums, discounts, and debt issuance costs	489	227
Interest component of rent expense	804	1,054

Total Fixed Charges	9,448	8,947

Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711

Total Fixed Charges and Preference Dividends	$15,159	$14,658

Ratio of Earnings to Fixed Charges	7.58	4.52

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	4.73	2.76